NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, December 20, 2006

Contact:

Investor Relations

(No.2006-12-32)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Confirms Uranium Mineralization

- Up to 0.085% in Mali, West Africa

Vancouver, British Columbia – December 20, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) has received analytical results from initial rock samples collected from the Company’s Gao Prospecting Permit in Mali, West Africa.  Initial field review of five prospects within the Gao Permit was conducted in September 2006.  Grab samples of surface material were collected from four prospects and analyzed at ALS Chemex for uranium and associated trace elements.  Two sites contain mineralization that warrants immediate follow-up sampling.  The B Zone contains a northwest trending zone of fluorapatite-cemented breccia that assays up to 0.085% U3O8 from subcrop samples.  The subcropping zone is approximately 200 meters long and 20 meters wide and rises 1-2 meters above the surrounding regolith and soil cover indicating there is potential for additional mineralization under cover.  The E Zone is located 6 kilometers northeast of the B Zone and contains regolith-breccia material which assays 0.02% U3O8 from regolith samples.  Petrographic evaluation and whole rock XRD analyses were completed on samples to aid in interpreting the uranium potential of each prospect.

The B Zone and the E Zone contains uranium mineralization at surface and at depth as reported from historic drilling programs.  These results have confirmed the presence of favorable geological environments capable of hosting significant uranium mineralization, and the presence of potential ore-grade uranium mineralization at surface.  The Permit area was targeted and selected on the basis of historic exploration records and the similarity of the geology in Mali to the geology of the uranium producing regions of Niger, immediately east of the Permit area.  An extensive uranium exploration program was conducted by the Power Reactor & Nuclear Fuel Development Corporation (PNC) of Japan in the Gao area from 1974 – 1981.  PNC conducted extensive drilling programs in each of the six areas containing uranium mineralization.  Uranium values up to 0.5% U3O8 are reported from historic drill records.  All historic drilling records are now being compiled to determine the grade and distribution of known uranium mineralization.

Northern Canadian Minerals Inc. has established a Mali corporate division and is advancing portions of the Gao Prospecting Permit to the Exploration Permit stage.  The Company has retained SRK Exploration Services, based in Cardiff, UK, to compile all exploration drilling data, and to manage the exploration and evaluation of these areas.  SRK is a leading international consulting firm, with extensive experience throughout Africa.

The Gao Permit has potential to host a uranium deposit through expansion of known deposits and discovery of new deposits along strike and at depth.  Based on historical results, uranium deposits may occur with average grades ranging from 0.1% – 0.3% U3O8, located near-surface, and may be amenable to in-situ leach extraction.  The Company cautions that these results are not compliant with National Instrument 43-101 and are provided for informational purposes only.  Actual results under NI 43-101 compliant categories may vary materially.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide. The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin and the Canyon Coin project, on the north side of the Athabasca Basin.  NCA is also exploring six uranium exploration projects in Wyoming and three projects in South Dakota. The Company has three properties in southwest Nevada which are being examined.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  The potential quantity and grade of the above described uranium deposits is based upon historic exploration company drilling records obtained from Government reports and reports from SRK Exploration.  The potential quantity and grade of the mineralization is conceptual in nature because of the inability to obtain specific support data or insufficient exploration to define a mineral resource has occurred on the properties.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca